EXHIBIT 99.1

MAG Silver Reports 2020 Juanicipio Drill Results

110 Holes (39,700 meters)

VANCOUVER, British Columbia, Aug. 05, 2021 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) is pleased to report results from 2020 drilling on the Juanicipio Project (56% / 44% joint venture between Fresnillo plc (“Fresnillo”) and MAG Silver). A total of 33 surface holes (27,900 metres (“m”)) and 77 underground definition holes (11,800 m) were completed with the primary objectives of: infilling and expanding the Valdecañas Deep Zone (“Deep Zone”) to optimise its extraction; and definition drilling of the upper high-grade Valdecañas Bonanza Zone (“Bonanza Zone”) where test mining has already begun and the focus for the first several years of mining in this area. Currently the 2021 drilling program is well on track with five drill rigs on surface running concurrently with continued underground definition drilling.

According to Fresnillo, the project operator, mine development and mill construction continue to advance on budget and on schedule to commence mill commissioning in Q4 2021.

Selected highlights of the 2020 drilling program are presented below in Table 1. Figure 1 shows the significant increase in drillhole intercept density and growth of the Valdecañas Vein, especially the Deep Zone, since the 2017 PEA (see Press Release dated November 7, 2017, and in contrast with drill results and Figures in Press Release dated February 14th, 2017). Figure 2 shows the growth of the Anticipada vein since the end of 2016.

A complete set of tables by vein of the 2019 drilling results are available here:
(https://magsilver.com/site/assets/files/6238/nr_21_11_mj_exploration_supplemental_assay_tables_final.pdf)
along with a new 3D video displaying the entire Valdecañas Vein system, available here:
(https://player.vimeo.com/video/583181420).

The 2020 drilling program successfully:

  Confirms, and allows modeling with greater detail and confidence of the high-grade silver resource within the upper parts of the Valdecañas Bonanza Zone where the first several years of mining will occur;
  Confirms, expands, and allows improved modeling of the continuous wide mineralization of the Valdecañas Deep Zone; and,
  Confirms, expands, and allows improved modeling of the ever-growing Anticipada Vein.

“As we begin ramping up into full scale production it is a rare luxury to be firming up and extending the deep mineralization that has high potential to add tonnes, grade and years to our mine life”, said George Paspalas, MAG Silver’s President and CEO. “We are delighted to continue seeing the consistent high grades, thicknesses and continuity at depth that we have come to expect from the Valdecañas Vein System, but we are equally pleased that the detailed definition drilling is helping to get the entire operation off on the right foot through better understanding of the top of the vein. Added to the knowledge and benefits we’re getting from processing development material at the Fresnillo mill, we look forward to a successful plant start up this fall.”

Table 1: 2020 Drilling Highlights1

Hole ID	From (m)	To (m)	Length (m)	TW2 (m)	Silver (g/t)[3]	Gold (g/t)	Lead (%)	Zinc (%)	Copper (%)
Valdecañas Vein “Deep Zone”
D5-3-3	817.90	855.75	37.85	21.0	357	0.9	1.6	3.1	0.2
incl.	838.90	849.90	11.00	6.1	1023	1.6	2.2	1.7	0.3
incl.	840.90	841.90	1.00	0.6	7920	4.3	4.9	3.6	0.4
incl.	848.90	849.90	1.00	0.6	2160	1.4	0.7	0.5	0.1
D1-6-1	989.25	1010.60	21.35	18.1	198	3.9	4.2	10.0	0.4
Valdecañas Vein “Bonanza Zone”
MIW-1	83.70	87.65	3.95	3.1	3584	5.7	0.5	0.6	0.0
MIC-6	70.80	79.40	8.60	5.2	1356	3.3	0.2	0.2	0.0
Skarn Zone
D7-7	1192.45	1471.35	278.90	N/E4	31	0.0	0.0	1.3	0.1
Anticipada Vein
D5-3-1	819.50	830.80	11.30	10.3	112	0.6	3.2	6.2	0.1
D5-3-3	809.10	811.35	2.25	2.0	691	0.4	6.6	6.5	0.1
D6-7	916.25	927.25	11.00	7.6	101	2.4	2.9	3.5	0.2
incl.	924.25	925.25	1.00	0.7	196	10.5	4.1	6.5	0.5
Venadas Vein
MIC-9	93.70	94.60	0.90	0.9	580	2.7	0.0	0.0	0.0
Valentina Vein
MIE-1	68.95	71.35	2.40	1.9	607	9.8	0.0	0.0	0.0

1 Featuring only select intercepts from 2020. Complete tables of results are located here (https://magsilver.com/site/assets/files/6238/nr_21_11_mj_exploration_supplemental_assay_tables_final.pdf)
2 Estimated true widths were estimated from cross sections and core angles
3 grams per tonne
4Not determined

2020 Drilling Program

The 2020 drilling program was designed with two principal goals: 1) to improve geological and geostatistical confidence in the uppermost part of the high-grade Bonanza Zone where test mining has already begun, and 2) to infill and expand the currently defined “Inferred Resource” (See Press Release dated November 7th, 2017) part of the Deep Zone where potential exists to extend the mine life and/or increase the production rate. Many of the holes directed at the Valdecañas vein coincidentally also cut one or more of the hangingwall Anticipada and Pre-Anticipada veins and also footwall veins. Fourteen of these cut the Anticipada vein with some outstanding intercepts. Owing to drillhole geometries, the Pre-Anticipada Vein was not intercepted on its east side where it appears to improve in grade and thickness. In addition to the above, 17 holes intercepted the NE-trending Venadas Vein Family (Table 1). Three exploration holes were drilled during 2020: two directed at the long-suspected North Vein and one a deep test of the Juanicipio Vein.

The surface-based drilling program was very successful in part because using directional drilling technology reduced the total meters drilled, greatly reduced holes lost in bad ground, and most importantly increased accuracy for hitting deep targets. Underground drilling from strategic drill stations allowed for rapid and accurate drilling of 77 tightly spaced holes (20 - 30m centers) ranging from 80 to 340m long.

The 2020 drill program was fully executed on time and within budget. MAG is pleased that the COVID-19 mitigation protocols implemented by Fresnillo effectively prevented significant impacts to the health of project personnel and development activities. The only significant effect for the drill program was delayed assay results including 17 underground holes that remain pending.

Valdecañas Vein

Bonanza Zone Definition Drilling: The first major priority of the 2020 program was an underground definition drilling program targeting the uppermost part of the very high-grade Bonanza Zone (Table 1, Figure 1 and tables located here
(https://magsilver.com/site/assets/files/6238/nr_21_11_mj_exploration_supplemental_assay_tables_final.pdf)) where mining will occur for the next several years. The top of this zone was known to be irregular, and its upper limits not well defined, so tightly spaced drilling was undertaken from underground drill stations between 50 and 200m from the vein. All intercepts show the high silver and gold grades with very low base metals typical of the top of the Valdecañas Vein. Hole MIC-6 is an outstanding example which cut 5.2m true width grading 3.3 grams per tonne “g/t” g/t Gold and 1356 g/t (43.4 ounces per ton “oz/t”) Silver and 0.4% combined Lead plus Zinc. The underground drilling results in this program help define in detail the upper limits of the mineralization and continuity of grade and thickness within the vein. Additionally, the significant boost to the geochemical database for the Bonanza Zone allows more detailed grade distribution analysis and these added geotechnical data provide crucial information on ground conditions. Stope design based on the results is underway.

Deep Zone Infill and Expansion Drilling: The second major focus of 2020 was continued infill and expansion drilling of the Deep Zone (Table 1, Figure 1 and tables located here
(https://magsilver.com/site/assets/files/6238/nr_21_11_mj_exploration_supplemental_assay_tables_final.pdf)) with 21 holes (14 infill and 7 expansion) drilled from surface. Most used state of the art directional drilling technology to allow multiple vein intercepts from a single “mother” hole and more importantly, high precision targeting as targets are deep.   All but one infill hole cut significant grade with width (Figure 1). An outstanding example is: Hole D1-6-1, with 18.1m grading 3.9 g/t Gold, 198 g/t (6.3 oz/t) Silver, 14.2% Lead plus Zinc and 0.4% Copper, which very nicely reinforces the width and grade of the western dilatant zone. Hole D5-3-3 was the highlight on the east side with 21.0m grading 0.9g/t Gold, 357 g/t (11.4 oz/t) Silver, 4.7% Lead plus Zinc and 0.2% Copper, including 6.1m grading 1.6g/t Gold, 1023 g/t (32.7 oz/t) Silver, 3.9% Lead plus Zinc and 0.3% Copper. The weakest hole (P34) went into the narrow “waist” between the two dilatant zones about 24m from a previous weak intercept. Seven holes were aimed to expand the mineralized envelope laterally and to depth (Figure 1). All 7 intercepted significant grades and/or widths of mineralized vein (see companion table). In particular, D1-9 and P37 on the west and D7-7, P35 and D5-3-4 on the east incrementally extend the mineralized part of the Valdecañas Vein to depth. The other three intercepted significant vein widths but with lower grades, such as P38_R which intercepted a thick 11.6m vein of low grade.

Two of the surface holes (D7-1 and D7-7) were drilled very deep on the Valdecañas Vein and cut 187m and 279m respectively of zinc mineralized skarn surrounding the vein. These are by far the greatest mineralized skarn thicknesses drilled to date in the district and provide additional definition of the ore-fluid upwelling zone that appears to have fed the entire Valdecañas Vein System.

Anticipada / Pre-Anticipada

Fourteen Valdecañas-directed holes coincidentally cut and nicely infill the parallel hangingwall Anticipada Vein (Table 1, Figure 2, and tables located here
(https://magsilver.com/site/assets/files/6238/nr_21_11_mj_exploration_supplemental_assay_tables_final.pdf)). Hole D5-3-1 is one of the widest holes through Anticipada to date and cut 10.3 m true width grading 0.6g/t Gold, 112 g/t (3.6 oz/t) Silver, 9.3% Lead plus Zinc and 0.1% Copper. The best silver intercept was Hole 5-3-3 with 2 m true width grading 0.4 g/t Gold, 691 g/t (22.1 oz/t) Ag and 13.1% Lead plus Zinc. Several of the holes cut high gold grades, the best being D5-3-5 and D6-7 reporting single assay intervals of 13.9 g/t and 10.5 g/t respectively (see Figure 2 and Companion Table). Most of the holes cut significant base metals with Hole D7-1 also reporting 0.7% Copper.

Venadas “North-East Trending” Vein Family

The total drilling program resulted in 22 total intercepts (not including the 19 underground holes with pending assays) on the northeast-trending “Venadas Vein Family”. Most of the intercepts show significant silver and gold grades with very low base metals indicating a very high level of exposure analogous to the top of the Bonanza Zone of Valdecañas. The best intercept was from the Valentina Vein, with the highlight being MIE-2 which cut 2.4m true thickness grading 9.8 g/t Gold and 607 g/t (19.5 opt) Silver.

Isolated Intercepts

In addition to the principal veins of the Valdecañas Vein System noted above, there were numerous isolated intercepts (see tables located here
(https://magsilver.com/site/assets/files/6238/nr_21_11_mj_exploration_supplemental_assay_tables_final.pdf)) that cannot be readily joined into a vein at this time. The geometries and apparent thicknesses of most of these intercepts are unknown and most are probably short splays from the identified veins while some may join up with continued drilling.

Other Targets

Three holes were drilled outside of the Valdecañas Vein System during 2020. One (101P) cut modest mineralization deep and to the west on the Juanicipio Vein, demonstrating continuity of mineralization in the structure. Two holes (P33 and P33-2) targeted the long-suspected North Vein some 400m to the north of the footwall of the Valdecañas Vein. These holes are very close to each other, and both cut around 2.5m of barren “high-level looking” quartz vein at a similar elevation to the irregular top-out of the Valdecañas vein. Deeper drilling to test this vein at elevations similar to the Bonanza Zone of the Valdecañas vein is planned for 2021.

Quality Assurance and Control: The samples (half core) are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or another recognized lab). The remaining half core is placed back into the core boxes and is stored on site with the rest of the drill hole core in a secured core storage facility. The bulk reject is subsequently sent to the Center for Investigation and Technical Development (“CIDT”) of Peñoles in Torreon, Coahuila State, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Persons: Dr. Peter Megaw, Ph.D., C.P.G., and Lyle Hansen, M.Sc., P.Geo have acted as the qualified persons as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 36 years of relevant experience focussed on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a Shareholder of MAG. Dr. Megaw is satisfied that the results are verified based on an inspection of the core and underground exposures, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization. Mr. Hansen is a registered Professional Geologist with Engineers and Geoscientists BC (149624) and has more than 11 years experience in epithermal veins. Mr. Hansen is not independent as he is Geotechnical Director of MAG.

About MAG Silver Corp. (www.magsilver.com )

MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian development and exploration company focused on becoming a top-tier primary silver mining company by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a Joint Venture partnership with Fresnillo Plc (56%), the Operator. Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, and the Joint Venture is currently developing an underground mine and constructing a 4,000 tonnes per day processing plant which is expected to commence commissioning in Q4 2021. Underground mine production of development material commenced in Q3 2020, and an expanded exploration program is in place targeting multiple highly prospective targets both at Juanicipio by the Joint Venture and by MAG at the Deer Trail 100% earn-in project in Utah.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone:	(604) 630-1399	Website:	www.magsilver.com
Toll Free:	(866) 630-1399	Email:	info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov LEI: 254900LGL904N7F3EL14

Figure 1 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/5eec32aa-d22f-4c8c-b3c4-f3afe42b97c8

Figure 2 accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/b391c266-542f-4967-b3ce-4eaee1edf662